EXHIBITS 5 and 23.2

OPINION OF COUNSEL

CONSENT OF COUNSEL

[Letterhead of Borden Ladner Gervais LLP)

October 29, 2007

Securities and Exchange Commission

450 Fifth Street N. W.

Judiciary Plaza

Washington, D. C.  20549

U. S. A.

Re:

Oppenheimer Holdings Inc. Registration Statement on Form S-8

Dear Sirs:

We have acted as Canadian counsel to Oppenheimer Holdings Inc., a corporation incorporated under the laws of Canada (the “Corporation”), in connection with the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 dated October 29, 2007, registering an aggregate of 10,000 Class A non-voting shares (the “Class A Shares”) of the Corporation reserved for issuance pursuant to the Oppenheimer Holdings Inc. April 27, 2006 Stock Option Award (the “Award”)  subject to compliance with applicable United States and Canadian securities laws.

We are qualified to practice in various Provinces of Canada including the Province of Ontario. We have made no investigation of the laws of any jurisdiction other than, and the opinions hereinafter expressed are confined to, the laws of Ontario and the laws of Canada applicable in Ontario.

We have examined such corporate records of the Corporation and other documents as we have deemed necessary and appropriate under the circumstances to furnish the following opinions:

1.

The Corporation is a corporation duly continued and validly existing under the laws of Canada.

2.

When the 10,000 Class A Shares have been duly issued and when the Corporation has received the issue price for the 10,000 Class A Shares in the manner contemplated by the Award, the Class A Shares will be duly issued as fully paid and non-assessable shares.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and all amendments thereto and to the reference to our name under the heading “Interests of Named Experts and Counsel” in the Registration Statement.

Yours very truly,

Borden Ladner Gervais LLP